Scott Murcray

+1 650 390 9007

smurcray@airxpanders.com

June 16, 2017

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	AirXpanders, Inc. Registration Statement on Form 10 Filed May 1, 2017 File No. 000-55781

Ladies and Gentlemen:

On behalf of AirXpanders, Inc. (“AirXpanders” or the “Company”), the following information is in response to a letter, dated May 26, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Current Report on Form 10 filed on May 1, 2017 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.

Page references in the text of this response letter correspond to the page numbers of the Form 10 as amended on June 16, 2017. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10 as amended on June 16, 2017.

Item 1.
Business, page 1

1.

Please tell us whether your product or a similar product would be used for patients with early stage breast cancer or patients who undergo a prophylactic mastectomy, as you mention on page 2, if reconstruction immediately follows the mastectomy.

Response: The Company acknowledges the Staff's comment and included on page 4 the indications for use of its product in the FDA clearance to clarify that its product can be used for patients with early stage breast cancer or patients who undergo a prophylactic mastectomy, in two stage breast reconstruction procedures.

2.

Refer to the bullet points starting on page 2. Here and throughout your disclosure, provide additional objective support for your conclusions about the drawbacks of current available methods and the benefits of your product, or identify them as management’s beliefs.

Response: The Company acknowledges the Staff's comment and has clarified on page 2 and throughout the disclosure that the conclusions about the drawbacks of currently available methods of tissue expansion and the benefits of its product are beliefs of management.

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007

June 16, 2017

Page Two

Expand the breast reconstruction market through general awareness, page 2

3.	Please tell us whether more recent relevant data is available than the U.S. study published in 2008 you cite.

Response: The Company acknowledges the Staff's comment. The U.S. study cited was conducted by Amy Alderman, M.D., at the University of Michigan. This was the main study cited in the Breast Cancer Patient Education Act of 2015, which requires the Secretary of Health and Human Services to plan and implement an education campaign to inform breast cancer patients about the availability and coverage of breast reconstruction and other available alternatives post-mastectomy. The Company is not aware of any other more recent relevant studies.

Utilize traditional and social media to inform patients about AeroForm, page 2

4.	We note your reference here to prophylactic mastectomy with reconstruction. Please tell us whether this procedure is reimbursable by third party payors and, if so, any conditions to reimbursement.

Response: The Company acknowledges the Staff's comment. Women who are heterozygous for mutations in BRCA1 or BRCA2 have a 40% to 80% lifetime risk of breast cancer. If a risk-reducing surgical option like a prophylactic mastectomy is chosen, the patient’s surgeon will have to obtain a prior authorization from the third party payor to perform the procedure.

Results of our clinical trials to date, page 3

5.	Explain in more detail the following:

●	“Device related” adverse events where you say that there were none. Were there other adverse events, and, if so, what were they? Were there device related adverse events in the ASPIRE trial?

●	The inputs for the average expansion time. Was each number of days close to the average?

●	How you measure “patient and surgeon satisfaction.”

●	Did you collect any comparison data to the control group in the XPAND trial?

Response: The Company acknowledges the Staff's comment and has revised its disclosure on pages 3 and 4 accordingly to state that there were no device related adverse events in the Aspire trial. Non-device related adverse events were known complications of breast reconstruction, regardless of tissue expander device, such as infection, delayed wound healing, wound dehiscence (a wound opening along a surgical incension), seroma, and hematoma. The Company has updated its disclosure to reflect the expansion times presented as “medians” and not “averages”, where appropriate, and as “means”, where appropriate. The inputs for the median and mean expansion times for AeroForm was the date patient commenced expansion to the date they reached full expansion. The dates for the saline group were the first office injection to the last office injection. The data with standard deviation and ranges for AeroForm was mean number of days ± SD of 31.6 days ± 30.64; median of 21 days; range of 6 – 169 days; and for saline was mean number of days ± SD 61.8 days ± 51.57; median of 46.0 days; range of 5–280 days. Patient and surgeon satisfaction surveys were completed. All reported satisfaction results were calculated based on the number of responses above the neutral (neither) response on a 7-point Likert scale (very, moderately, or mildly satisfied) divided by the number of responses. The XPAND trial included data from both the AeroForm Expander Group and the Saline-based Expander Group.

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007

June 16, 2017

Page Three

6.	Explain the indications for use of your product in the FDA clearance.

Response: The Company acknowledges the Staff's comment and made revisions on pages 4 and 8 accordingly.

Competition, page 7

7.	Discuss your ability to compete on the basis of price.

Response: The Company acknowledges the Staff's comment and made revisions on page 7 accordingly.

Intellectual Property, page 7

8.	Disclose the number of patents subject to the license agreement and co-owned with Shalon Ventures, and disclose how your license may be terminated.

Response: The Company acknowledges the Staff's comment and made revisions on pages 7 and 12 accordingly.

Shalon Ventures – Royalty Agreement, page 12

9.	Please disclose here your director’s affiliation with Shalon Ventures.

Response: The Company acknowledges the Staff's comment and made revisions on page 12 accordingly.

Item 1A. Risk Factors, page 13

10.

Provide risk factor disclosure identifying and discussing the extent of any known risks of using your product. In this regard, we note your disclosure on page 4 regarding device related adverse events including carbon dioxide permeation that occurred during one of your clinical studies.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that the device-related adverse events identified were due to the film material used in prior versions of the device. The Company made modifications to the product, which included an additional layer of film, prior to completion of the trial to prevent permeations of the production, referred to as deflations.

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007

June 16, 2017

Page Four

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

11.

Revise your overview section to discuss the uncertainty of whether your product will obtain reimbursement at all or at sufficient levels by third-party payors and how this uncertainty may impact your prospects, or advise.

Response: The Company acknowledges the Staff's comment and made revisions on page 25 accordingly.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 30

12.

Please revise the security ownership table to identify the natural person or persons with voting and dispositive power of the shares owned by GBS Venture Partners Pty Ltd. and Regal Funds Management Pty Ltd.

Response: The Company acknowledges the Staff's comment and made revisions on page 37 accordingly.

Item 5. Directors and Executive Officers, page 32

13.	Disclose when Mr. Condon served in his capacity at Mentor Aesthetics and what his current occupation is.

Response: The Company acknowledges the Staff's comment and made revisions on page 38 accordingly.

Item 7. Certain Relationships and Related Party Transactions, page 43

14.

Please revise your disclosure under your Convertible Note Financing and Initial Public Offering subsections to identify the “certain entities” affiliated with your affiliates and to clarify the “financial interest” of your related parties in those entities.

Response: The Company acknowledges the Staff's comment. The Company has revised its disclosure on page 50 of Registration Statement, as amended, to identify the referenced entities that invested in the Convertible Note Financing and Initial Public Offering and describe the nature of the financial interest between such entities and the related parties.

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007

June 16, 2017

Page Five

Corporate Governance, page 44

15.

Please provide us your analysis for determining that Mr. Shalon and Mr. Cheskin are independent directors as disclosed on page 44, given Mr. Shalon’s affiliation with Shalon Ventures and the percent of royalty payments made to Mr. Shalon and Mr. Cheskin as disclosed on page F-15. We also note Mr. Shalon’s membership on the Audit and Risk Committee as disclosed on page 43, which oversees related party transactions. Please provide risk factor disclosure as appropriate.

Response: The Company acknowledges the Staff's comment. The Company does not currently use its own definition of independence of its directors, and, in accordance with Item 407(a)(1)(ii) of Regulation S-K, has elected to use the NASDAQ listing standards for determining whether its directors are independent.

With regard to payments under the Shalon License Agreement, the definition of “Independent Director” in NASDAQ Listing Rule 5605(a)(2)(D), states in relevant part, “a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more….” As disclosed on page F-15, the total license fees paid to Shalon Ventures to date equals $19,266.

Taking into account the license fees paid to Shalon Ventures, of which Mr. Cheskin has a right to 8%, or $1,541 to date, the Company’s Board of Directors concluded that both Mr. Shalon and Mr. Cheskin were independent based on the NASDAQ listing standards and that the Shalon License Agreement would not interfere with their independent judgment.

Further, at the annual meeting of the Company’s stockholders on May 22, 2017, subsequent to the filing of the Registration Statement, Mr. Shalon did not stand for reelection and is no longer a member of the Board. The Company has revised its disclosure in the Registration Statement on pages 12 and 39 to state that Mr. Shalon is no longer a member of the Board.

*  *  *

Please contact me at (650) 390-9000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

AirXpanders, Inc.

/s/ Scott Murcray

Scott Murcray

cc:	Mark B. Weeks, Cooley LLP

Marina Remennik, Cooley LLP

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007